UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                            (Amendment No. 3)

                Under the Securities Exchange Act of 1934

                             Anacomp, Inc. (ANCO)
                              (Name of Issuer)

                      Common Stock, $.01 par value
                     (Title of Class of Securities)

                           CUSIP No. 032371106
                             (CUSIP Number)

                              Felix Kozodoy
                      Magten Asset Management Corp.
                           35 East 21st Street
                       New York, New York  10010
                              (212) 529-6612
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           October 7, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D

 CUSIP No. 032371106

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Magten Asset Management Corp.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only


4    Source of Funds*

     0

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) /x/

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     5,291,699

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     6,492,284

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     6,492,284

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     47.4%.  See Item 5.

14   Type of Reporting Person*

     IA, CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                              SCHEDULE 13D

 CUSIP No. 032371106

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Talton R. Embry

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     0

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) /x/

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     72,520

8    Shared Voting Power

     5,291,699

9    Sole Dispositive Power

     72,520

10   Shared Dispositive Power

     6,492,284

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     6,564,804

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     47.8%.  See Item 5.

14   Type of Reporting Person*

     IN
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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            The Schedule 13D was initially filed on June
13, 1996 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a
Delaware corporation ("Magten") with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten (the "Investment Advisory
Shares"), and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The Schedule 13D is hereby amended by this Amendment No. 3 as follows:

Item 3. Source and Amount of Funds or Other Consider-ation.

            Item 3 as reported on Schedule 13D is hereby amended and supplemented by the addition of the follow-ing:

      The net investment cost for the 652,627 transfer-able rights, as described in the Company's Registration
Statement filed with the Securities and Exchange Commis-sion on September 19, 1996 (the "Rights;" the "Rights
Offering"), and purchased in the open market on behalf of certain advisory clients is $1,319,959.98, and for the 1135 Rights purchased in the open market on behalf of Embry's minor children is $2,553.75. The consideration was obtained from the working capital of the accounts managed by Magten and the personal funds of Embry's minor children. The shares of Common Stock held by one investment advisory client are held in a margin account.
Such margin account is maintained at Bear Stearns & Co.
and may from time to time have debit balances. Because other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased or sold. Currently, the interest rate charged on such margin account is 6.25 %.

Item 5.     Interest in Securities of the Issuer.

            Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

            (a)  Magten has beneficial ownership of an
aggregate 2,888,751 shares of Common Stock of the Company, 1,039,960 Rights received in the Rights Offering and 652,627 Rights purchased in the open market. Each
Right allows the holder to purchase one share of Common
Stock, and should other Rights go unexercised, allows the holder to purchase up to two additional shares of Common
Stock.<1> Pursuant to Rule 13d-3(d)(1), Magten may be deemed to have beneficial ownership of an aggregate of 6,492,284 shares of Common Stock. Pursuant to Rule
13d-3(d)(1), Magten may be deemed to be the beneficial owner of 47.4% of a total of 13,703,783 shares of Common
Stock (calculated by adding the 10,100,250 shares of Common Stock disclosed by the Company as outstanding, plus the 3,603,533 shares of Common Stock

<1>  Of the total of 3,636,364 shares to be distributed
pursuant to the Rights Offering, if the Filing Persons exercised all of their rights in full and no other holder exercised Rights, Magten on behalf of its advisory clients would receive 3,603,533 shares of Common Stock, Embry as trustee of the Pension Trusts as defined in Item
5(b) would receive 29,631 shares of Common Stock, and Embry's minor children would receive 3,200 shares of Common Stock.

PAGE
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represented by the Rights held by Magten).  All of these
shares of Common Stock are beneficially owned by invest-ment advisory clients of Magten (collectively, the "Investment Advisory Shares"). Magten has shared voting power (with its investment advisory clients and Embry) with respect to 5,291,699 of the shares of Common Stock owned by these clients and shared dispositive power (with its investment advisory clients and Embry) with respect to the 6,492,284 shares of Common Stock owned by these clients.

     Magten may be deemed to be the beneficial owner of the Investment Advisory Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this Schedule
13D shall not be construed as an admission that it is the beneficial owner of these shares.

            (b)  Embry, as sole stockholder and a
Managing Director of Magten, may be deemed to beneficial-ly own all the shares of Common Stock beneficially owned by Magten, as described in Item 5(a) above.

                 Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten including himself (the "Pension Trusts"), also has sole voting and dispositive power with respect to 38,662 shares of Common Stock owned by such trusts and 13,918
Rights received in the Rights Offering as described in the Company's Registration Statement (collectively, the
"Pension Trust Shares"). Pursuant to Rule 13d-3(d)(1), the Pension Trusts may be deemed to be the beneficial owners of 68,293 shares of Common Stock.

                 Embry, has sole voting and investment
power with respect to 1,027 shares of Common Stock, 368
Rights received in the Rights Offering, and 1135 Rights purchased in the open market held by his minor children
(collectively, the "Family Shares").  Pursuant to Rule
13d-3(d)(1), Embry's minor children may be deemed to be the beneficial owners of 4,227 shares of Common Stock.

                 The shares described in Item 5(a) as
beneficially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate 6,564,804 shares of Common Stock <1> and constitute approximately 47.8% of the 13,736,614 shares of Common Stock (calculated by adding the 10,100,250 shares of Common Stock disclosed by the Company's as outstanding, plus the 3,636,364 shares of Common Stock represented by the Rights with respect to which Embry may be deemed a beneficial owner).

                 Pursuant to Rule 13d-4, Embry hereby
declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner of the

<1>  Of the total of 3,636,364 shares to be distributed
pursuant to the Rights Offering, if the Filing Persons exercised all of their rights in full and no other holder exercised Rights, Magten on behalf of its advisory clients would receive 3,603,533 shares of Common Stock, Embry as trustee of the Pension Trusts as defined in Item
5(b) would receive 29,631 shares of Common Stock, and Embry's minor children would receive 3,200 shares of Common Stock.

Investment Advisory Shares, the Pension Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts) or the Family
Shares.

            (c)  No transactions in Common Stock were
effected by the Filing Persons since the last filing of
Schedule 13D. All transactions in the Rights on behalf of Magten advisory clients are disclosed on Exhibit A, and all transactions in the Rights on behalf of the Pension Trusts and Embry's minor children are disclosed on Exhibit B.

            (d)  The beneficial owners of the Investment
Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The following investment advisory clients of Magten have such an interest with respect to more than five percent of the shares of Common
Stock:  General Motors Employees Domestic Group Pension
Trust, Bankers Trust as Trustee for the Hughes Master
Retirement Trust, and Los Angeles Fire and Police Pension
Systems - Fund 2525.  The beneficiaries of the Pension
Trusts and Embry's minor children have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares and Family Shares, respectively.

            (e)  Not applicable.

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                               SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1996



                     MAGTEN ASSET MANAGEMENT CORP.



                      By:   /s/  Talton R. Embry
                            Talton R. Embry
                            Managing Director




                            /s/  Talton R. Embry
                            Talton R. Embry

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                            EXHIBIT A

                     TRANSACTIONS IN RIGHTS
            ON BEHALF OF INVESTMENT ADVISORY CLIENTS


                           No. of Rights
      Date of              Received ("R")      Price Per
      Transaction          or Purchased ("P")    Right


      09/18/96               1,039,960R           -0-

      10/07/96                 253,762P         $1.665

      10/16/96                 398,865P         $2.25

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                            EXHIBIT B

                     TRANSACTIONS IN RIGHTS
                  ON BEHALF OF PENSION TRUSTS
                   AND EMBRY'S MINOR CHILDREN


                            No. of Rights
      Date of               Received ("R")      Price Per
      Transaction           or Purchased ("P")    Right



      09/18/96                  13,918R           -0-

      09/18/96                     368R           -0-

      10/16/96                   1,135P          $2.25